

VIA FACSIMILE AND U.S. MAIL

July 13, 2007

Charles A. Casalinova
Chief Financial Officer
WCA Waste Corporation
One Riverway, Suite 1400
Houston, Texas 77056

        RE: **WCA Waste Corporation**
                    Form 10-K for Fiscal Year Ended December 31, 2006
                    Form 10-Q for Fiscal Quarter Ended March 31, 2007
                    File No. 0-50808

Dear Mr. Casalinova:

We have reviewed your letter dated June 27, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>

<u>Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 37</u>

1. We have read your response to comment three from our letter dated June 15, 2007. We note that you refer to EBIT in your segment footnote. However, you refer to operating income (loss) for each segment in your revised MD&A. Please revise your segment footnote to be consistent with your revised MD&A by including operating income (loss) for each segment. For consistency, you should consider using only operating income (loss) rather than EBIT in your segment footnote. You also indicate that you will provide management's overview of the results within the segments with significant changes. You should discuss the

business reasons for changes between periods in the "revenues" and "operating income (loss)" of <u>each</u> geographical segment, including the "corporate" column. Your discussion should provide sufficient information to understand your historical trends and expectations by segment. Please show us what your revised disclosure for the year ended December 31, 2006 compared to year ended December 31, 2005 will look like.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief